Atento Reports Fiscal 2018 Fourth-Quarter Results Highlighted by Continued Sequential Margin Expansion in Brazil

-   Revenue up 4.4% YoY in Q4, driven by strong growth in Brazil and EMEA, offset by lower revenues in Americas; FY 2018 revenue increased 4.3%

-   Multisector revenue up 6.2% in Q4, with Brazil up 13.0% and Americas down 5.0%

-   Higher value-added solutions at 28.0% of total revenue in Q4 and 26.6% in FY 2018, a 0.7 p.p. expansion compared to FY 2017

-   EBITDA margin of 9.2% in Q4 and 10.2% in FY 2018 including $10.0 million of one-off costs related to management changes. Excluding this effect, EBITDA margin would have been 11.6% in Q4 and 10.7% in FY

-   Brazil profitability expanded 2.0 p.p. sequentially to 13.9% and 0.7 p.p. YoY, delivering against guidance of margin turnaround in 2H2018

-   EPS of $0.20 in Q4 and $0.28 in FY 2018

-   Recurring EPS of $0.21 in Q4 and $0.77 in FY 2018

-   Free cash flow before interest and acquisitions of $45.2 million in Q4, with positive FCF of $41.0 million

-   Net debt down 9.7% sequentially to $326.2 million, with net leverage ratio at 1.8x

-   Share buyback program acquired 0.4 million shares in Q4 at a cost of $2.9 million. At December 31, 2018, the remaining authorization to purchase outstanding shares was $21.8million

NEW YORK, March 19, 2019 -- Atento S.A. (NYSE: ATTO) (“Atento” or the “Company”), the largest provider of customer-relationship management and business-process outsourcing services in Latin America, and among the top five providers globally, today announced its fourth-quarter and full year 2018 operating and financial results. All comparisons in this announcement are year-over-year and in constant-currency (CCY), unless noted otherwise, and may differ from 6K due to certain intra-group eliminations.

Summary

($ in millions except EPS)	Q4 2018	Q4 2017	CCY Growth	FY 2018	FY 2017	CCY Growth
Income Statement
Revenue	421.8	478.3	+4.4%	1,818.2	1,921.3	+4.3%
EBITDA (1)	39.0	46.1	-8.2%	184.8	196.9	+2.2%
EBITDA Margin	9.2%	9.6%	-0.4 p.p.	10.2%	10.2%	-0.1 p.p.
Adjusted EBITDA (1)	39.0	55.1	-24.7%	184.8	221.0	-9.2%
Adjusted EBITDA Margin	9.2%	11.5%	-2.3 p.p.	10.2%	11.5%	-1.3 p.p.
Net Income (2)	15.0	(8.9)	n.m.	20.5	(13.6)	n.m.
Recurring Net Income (2)	15.7	15.9	-42.4%	57.2	55.2	24.6%
Earnings Per Share (2)	$0.20	($0.12)	n.m.	$0.28	($0.18)	n.m.
Recurring Earnings Per Share (2)	$0.21	$0.21	-42.3%	$0.77	$0.75	+24.7%
Cashflow, Debt and Leverage
Free Cash Flow (3)	45.2	26.3		88.8	81.0
Cash and Cash Equivalents	133.5	141.8
Net Debt	326.2	344.5
Leverage (x)	1.8x	1.6x

(1)	EBITDA is defined as profit/(loss) for the period from continuing operations before net finance costs, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations. EBITDA and Adjusted EBITDA are not measures defined by IFRS. The most directly comparable IFRS measure to EBITDA and Adjusted EBITDA is profit/(loss) for the year/period from continuing operations.
(2)	Reported Net Income and Earnings Per Share and Adjusted EBITDA, Adjusted EBITDA Margin and Adjusted Earnings Per Share refer only to continuing operations. Reported and Adjusted Earnings Per Share, for the period ended December 31, 2018, were calculated considering the weighted average number of ordinary shares of 73,841,447. For the period ended December 31, 2017, the number of ordinary shares was 73,909,056. Recurring Earnings and EPS attributable to Owners of the parent company
(3)	We define Free Cash Flow before interest and acquisitions as operating cashflow minus Capex payments and income tax expenses

Message of the CEO and CFO

Carlos López-Abadia, Atento´s Chief Executive Officer, commented, “I am thrilled to join Atento’s team and take on the opportunity to lead our Company into its next phase of growth. Atento is a market leader with a 20-year track record of providing superior solutions and service to our clients. I joined Atento because of these strengths and the significant opportunity we have in front of us. Looking forward, I believe Atento needs to chart a path toward accelerating our revenue and profit growth trajectory. As part of this endeavor, we need to improve our strategies, sharpen our execution, and optimize our cost structure in order to better serve our customers, further capitalize on our market opportunities, and ultimately increase earnings predictability and expand profitability. We are putting a robust plan in place to achieve these goals, and I firmly believe that our Company has a strong foundation to reach our objectives while increasing the value we generate for our clients, employees, shareholders and the community.”

Mauricio Montilha, Atento´s Chief Financial Officer, said, "We delivered strong performance in our Brazil operations in the fourth quarter. Our flagship operation remains at the forefront of Atento’s profitable growth strategy and delivered 11.4% year-over-year revenue growth with a substantial margin improvement both sequentially and YoY. In the Americas, we continued to see challenging business environments in Argentina and Mexico. In 2019, our priorities will include accelerating our investments in innovation, expanding our digital offerings and executing initiatives that drive increased operational and cost efficiencies in our business in order to position Atento to deliver improved growth and margins in the coming years. The Company has temporarily deferred providing 2019 guidance so that it can further analyze its strategies and initiatives to achieve our long-term objectives. We plan to provide an update on our guidance policies on our first quarter 2019 earnings call in May. ”

Fourth Quarter Consolidated Operating Results

All comparisons in this announcement, unless otherwise noted, are year-over-year and in constant-currency (CCY).

Consolidated revenues increased 4.4% to $421.8 million in the fourth quarter of 2018, driven by a 11.4% growth in Brazil, offset by a 5.7% decrease in Americas.

Revenue growth in the quarter was fueled by higher volumes with existing clients in Brazil and new clients in Spain, partially offset by lower volumes in Americas.

On a full-year basis, revenues grew 4.3% to $1,818.2 million.

Revenues from Multisector clients increased 6.2%, with Brazil up 13.0% and Americas down 5.0%. On a full-year basis, revenues from Multisector clients increased 6.1% and represented 61.0% of revenues.

Revenues from higher value-added solutions were 28.0% of total in the quarter and 26.6% in FY 2018, vs 25.9% in FY 2017.

Revenues from Telefónica increased 2.2% in the quarter and 1.6% in FY 2018. Atento remains Telefónica’s reference partner for CRM/BPO services.

EBITDA margin of 9.2% in Q4 and 10.2% in FY 2018 includes $10.0 of million one-off costs related to changes in management. Excluding this effect, EBITDA margin would have been 11.6% in Q4, driven by strong margin expansion in Brazil. For FY 2018 EBITDA margin would have been 10.7%, slightly below guidance as discussed during our Q3 2018 earnings call.

Recurring net income was $15.7 million in Q4, or $0.21 per share, including impacts of mark-to-market related to hedge instruments, one-off costs related to changes in management and adjustments for hyperinflation accounting in Argentina, as follows:

(i)	Negative impact of $3.3 million pre-tax resulting from a mark-to-market of the Real/US dollar hedge related to the interest of Atento’s 2022 senior secured notes.
(ii)	Negative impact of $10.0 million pre-tax costs related to changes in management.
(iii)	Positive $10.1 million impact due to adjustments in Argentina related to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies. This impact is mainly explained by the effects of monetary correction of the goodwill generated in December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica.

Excluding these effects, Q4 2018 recurring EPS would have been $0.19. On a full-year basis, recurring net income increased 24.6% to $57.2 million, or $0.77 per share.

Adjusted earnings, adjusted EBITDA and adjusted earnings per share are non-GAAP financial measures and are reconciled to their most directly comparable GAAP measures in the accompanying financial tables.

Segment Reporting

($ in millions)	Q4 2018	Q4 2017	CCY growth	FY 2018	FY 2017	CCY growth
Brazil Region
Revenue	213.2	224.5	+11.4%	877.7	944.8	+5.9%
Adjusted EBITDA	29.5	29.6	14.4%	99.4	124.7	-10.6%
Adjusted EBITDA Margin	13.9%	13.2%	0.7 p.p.	11.3%	13.2%	-1.9 p.p.
Operating Income/(loss)	4.1	(0.2)	N.M.	1.4	13.7	-88.5%
Americas Region
Revenue	150.6	200.6	-5.7%	708.7	758.0	3.5%
Adjusted EBITDA	6.7	20.6	-66.6%	73.5	83.5	-8.9%
Adjusted EBITDA Margin	4.5%	10.3%	-5.8 p.p.	10.4%	11.0%	-0.6 p.p.
Operating Income/(loss)	7.3	3.1	N.M.	13.9	8.6	-53.4%
EMEA Region
Revenue	59.8	56.5	+9.3%	240.9	223.4	+2.7%
Adjusted EBITDA	2.8	3.2	-18.9%	19.5	14.8	+16.5%
Adjusted EBITDA Margin	4.7%	5.6%	-0.9 p.p.	8.1%	6.6%	+1.5 p.p.
Operating Income/(loss)	(1.4)	(1.2)	+27.1%	-	(13.6)	N.M.

Brazil

Atento delivered a strong fourth quarter 2018 in its flagship operation as a result of operational improvements made in 1H18. Brazil’s operations remain at the forefront of Atento’s profitable growth strategy and digital transformation, with encouraging results in 2H18 following changes in local leadership.

Atento Brazil’s solutions factory is helping accelerate the Group’s move into digital services and leading the standardization and roll out of digital solutions (Data Driven Digital Sales, Data Driven Customer Care, Digital Back Office, Digital Collections), as well as the Analytics and Business Process Consulting offerings. On this front, Atento continued delivering digital solutions to Telefonica Group in the fourth quarter of 2018.

Revenues in Brazil expanded 11.4% during the fourth quarter to $213.2 million and 5.9% in full-year 2018, as multisector clients continued driving sales growth.

Financial Services clients drove a 13.0% YoY increase in Multisector sales, leading the way for the Group in revenue diversification. In full-year 2018, revenues from Multisector clients increased 6.7%, reaching 69.6% of total sales, a growth of 0.5 p.p. YoY.

On a quarterly and full-year basis, revenues from Telefónica increased 7.6% and 3.9%, respectively, representing 30.4% of total revenue in Brazil in FY 2018.

Adjusted EBITDA margin expanded 2.0 p.p. sequentially to 13.9% and 0.7 p.p. YoY, reflecting the operational improvements made in the first half of 2018.

Key achievement during the fourth quarter includes:

•

Joint-study by Mckinsey and Valor Economico recognized Atento as one of the companies with the highest digital maturity level in Brazil and number one in Telecommunications and Technology (click herefor full details)

Americas Region

In the Americas region, revenue decreased 5.7% YoY to $150.6 million, while increasing 3.5% in full-year. The decrease in the fourth quarter was driven by lower volumes mainly in Argentina and Mexico from challenging business environments. As in previous quarters, we continued to experience revenue and margins pressures in the telco space, mainly in the more massive CRM, impacting some specific countries, such as Peru. Performance in the Financial Services sector was driven primarily by higher volumes in Chile and offset by weaker volumes in Mexico.

Due mainly to these factors, Multisector revenue in the Americas declined 5.0% in Q4 2018. In full-year, Multisector sales increased 5.4%, implying a 1.2 p.p. improvement as percentage of total sales in the region to 59.2%.

Telefónica revenue decreased 5.8% in the quarter. On a full-year basis, Telefónica revenues increased 0.8%, representing 40.8% of total Americas revenues in the period.

Adjusted EBITDA decreased to $6.7 million, with the margin declining 5.8 p.p. to 4.5% in the fourth quarter, and includes the most part of the  one-off costs related to changes in management. Excluding this effect, Adjusted EBITDA margin would have been 9.5% in Q4 and 11.4% in full-year basis (+0.4 p.p. YoY).

Key achievement during the fourth quarter includes:

Atento´s continued its commitment to provide a healthy and inclusive environment, which led the company to be awarded as One of the Best Place to Work in Peru, Argentina and Uruguay (click here for full details).

EMEA Region

Revenue in the EMEA region grew 9.3% over last year’s fourth quarter 2017 to $59.8 million. The growth was driven by a 9.9% increase in Telefónica revenue, primarily due to a lower YoY comparison base resulting from one-off negative impacts in Q4 2017 and an 8.4% rise in Multisector sales, supported by new clients. On a full-year basis, EMEA revenue increased 2.7%.

For the full-year period, Multisector revenue rose 2.1 p.p. to 39.9% of the region’s sales.

Adjusted EBITDA for the EMEA region decreased 18.9%, with the margin at 4.7%. On a full-year basis, profitability improved 1.5 p.p. to 8.1%, in line with the expected normalized margin level between 8-9%. This margin expansion was primarily due to higher Multisector volumes, especially non-Telefónica telco clients.

Key achievement during the fourth quarter includes:

During the fourth quarter, Atento was granted the Customer Service Award of Best Customer Outsourcer in Spain for its services to Endesa. The CRC Gold Awards, granted by the Spanish Association of Customer Relationship Experts (AEERC), IFAES and IZO The Experience Design Company, have become the benchmark awards in the customer relationship sector in Spain and a mark of quality and excellence (click here for full details).

Cash Flow and Capital Structure

During the fourth quarter, Atento generated Free Cash Flow before interest and acquisitions of $45.2 million, with a positive Free Cash Flow of $41.0 million. On a full-year basis, Free Cash Flow before interest and acquisitions amounted to $88.8 million.

Cash capex accounted for 2.3% of revenues in full-year 2018, below the guidance of 3.5-4.0%, and compares to 3.2% in full-year 2017. The decrease is mainly explained by the optimization of the utilization rate.

Full-year EBITDA-to-cash conversion improved 9.9 p.p. to 48.1%, ending the year above the guidance on higher than expected revenue anticipation from clients in the last quarter of the year.

At the end of December 2018, Atento held cash and cash equivalents of $133.5 million and available revolving credit facilities of $95.8 million, implying total liquidity of $229.3 million.

Atento's net debt decreased 9.7% sequentially to $326.2 million, while gross debt stood at $459.8 million. Net leverage remained stable on a sequential basis at 1.8x in the fourth quarter.

Recent Developments

Changes in Management and Board of Directors

On January 18, 2019, the Company appointed Vishal Jugdeb to the Board of Directors. At the same date, Marie Katherine Brunner resigned from the Board. Ms. Brunner’s resignation was not due to any disagreement relating to the Company’s operations, policies or practices. In addition, on January 18, 2019, the Board appointed Thomas Iannotti, a member of the Board, as Lead Director.

On January 28, 2019 Carlos López-Abadía joined Atento as Chief Executive Officer and Member of the Board of Directors, replacing Alejandro Reynal. Mr Lopez-Abadia has a successful 30-year career in the technology and consulting industries. Prior to his appointment as Atento's Chief Executive Officer, he served as DXC Technology's Vice President and General Manager Consulting, responsible for digital transformation advisory services, including strategic partnerships in the consulting domain. Previously he served as Vice President Global Services for Misys where he led the transformation of the services and software support business and managed a global service delivery network based in major global financial centers and offshore locations. Prior experience also includes, Managing Partner at Accenture and leadership positions at Level 3, McKinsey&Co and AT&T. Click here for full details.

Conference Call

The Company will host a conference call and webcast on Wednesday, March 20, 2019 at 10:00 am ET to discuss its financial results. The conference call can be accessed by dialing: +1 (877) 407-0784 toll free domestic, UK: (+44) 0 800 756 3429 toll free, Brazil: (+55) 0 800 891 6221 toll free, or Spain: (+34) 900 834 236 toll free. All other international callers can access the conference call by dialing: +1 (201) 689-8560 toll free. No passcode is required. Individuals who dial in will be asked to identify themselves and their affiliations. The live webcast of the conference call will be available on Atento's Investor Relations website at investors.atento.com. A web-based archive of the conference call will also be available at the above website.

About Atento

Atento is the largest provider of customer relationship management and business process outsourcing (CRM BPO) solutions in Latin America, and among the top five providers globally, based on revenues. Atento is also a leading provider of nearshoring CRM/BPO services to companies that carry out their activities in the United States. Since 1999, the company has developed its business model in 13 countries where it employs 150,000 people. Atento has over 400 clients to whom it offers a wide range of CRM/BPO services through multiple channels. Atento's clients are mostly leading multinational corporations in sectors such as telecommunications, banking and financial services, health, retail and public administrations, among others. Atento´s shares trade under the symbol ATTO on the New York Stock Exchange (NYSE). In 2016, Atento was named one of the World´s 25 Best Multinational Workplaces by Great Place to Work® for a fourth consecutive year. For more information visit www.atento.com

Investor Relations
Shay Chor
+ 55 11 3293-5926
shay.chor@atento.com

Fernando Schneider

+ 55 11 3779-8119

fernando.schneider@atento.com

Media Relations
Maite Cordero
+ 34 91 740 74 47
atento.media@atento.com

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements can be identified by the use of words such as "may," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "intends," "continue" or similar terminology. These statements reflect only Atento's current expectations and are not guarantees of future performance or results. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. These risks and uncertainties include, but are not limited to, competition in Atento's highly competitive industries; increases in the cost of voice and data services or significant interruptions in these services; Atento's ability to keep pace with its clients' needs for rapid technological change and systems availability; the continued deployment and adoption of emerging technologies; the loss, financial difficulties or bankruptcy of any key clients; the effects of global economic trends on the businesses of Atento's clients; the non-exclusive nature of Atento's client contracts and the absence of revenue commitments; security and privacy breaches of the systems Atento uses to protect personal data; the cost of pending and future litigation; the cost of defending Atento against intellectual property infringement claims; extensive regulation affecting many of Atento's businesses; Atento's ability to protect its proprietary information or technology; service interruptions to Atento's data and operation centers; Atento's ability to retain key personnel and attract a sufficient number of qualified employees; increases in labor costs and turnover rates; the political, economic and other conditions in the countries where Atento operates; changes in foreign exchange rates; Atento's ability to complete future acquisitions and integrate or achieve the objectives of its recent and future acquisitions; future impairments of our substantial goodwill, intangible assets, or other long-lived assets; and Atento's ability to recover consumer receivables on behalf of its clients. In addition, Atento is subject to risks related to its level of indebtedness. Such risks include Atento's ability to generate sufficient cash to service its indebtedness and fund its other liquidity needs; Atento's ability to comply with covenants contained in its debt instruments; the ability to obtain additional financing; the incurrence of significant additional indebtedness by Atento and its subsidiaries; and the ability of Atento's lenders to fulfill their lending commitments. Atento is also subject to other risk factors described in documents filed by the company with the United States Securities and Exchange Commission.

These forward-looking statements speak only as of the date on which the statements were made. Atento undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

SELECTED FINANCIAL DATA

The following selected financial information should be read in conjunction with the interim consolidated financial statements and the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in the Form 6-K.

Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2016	2017	2018	2017	2018

Profit/(loss) from continuing operations	3.4	(13.6)	20.5	(8.9)	15.0
Net finance expense	107.8	93.5	55.6	24.7	(4.2)
Income tax expense	5.2	12.5	13.4	4.3	4.6
Depreciation and amortization	97.3	104.4	95.2	26.0	23.6
EBITDA (non-GAAP) (unaudited)	213.7	196.9	184.8	46.1	39.0
Restructuring costs (a)	33.7	16.8	-	6.5	-
Site relocation costs (b)	9.3	-	-	-	-
Contingent Value Instrument (c)	(41.7)	-	-	-	-
Other (d)	6.9	7.3	-	2.5	-
Total non-recurring items (*)	8.2	24.1	-	9.0	-
Adjusted EBITDA (non-GAAP) (unaudited)	221.9	221.0	184.8	55.1	39.0

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:

a)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2016 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017. In 2018 we did not have any restructuring costs.
Restructuring costs for the three months and year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

b)	Site relocation costs incurred in the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 and 2018 as it was completed in 2016.
c)	On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.
d)	Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. Other non-recurring items for three months and year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 we did not have any other non-recurring items.

Reconciliation of Adjusted Earnings to profit/(loss):

	For the year ended December 31,			For the three months ended December 31,
($ in millions)	2016	2017	2018	2017	2018

Profit/(loss) for the period	3.4	(13.6)	20.5	(8.9)	15.0
Amortization of acquisition related intangible assets (a)	24.2	22.4	21.2	5.6	5.1
Restructuring costs (b) (*)	33.7	16.8	-	6.5	-
Site relocation costs (c) (*)	9.3	-	-	-	-
Other (d) (*)	6.9	7.3	-	2.5	-
Change in fair value of financial instruments (e)	(0.7)	(0.2)	-	(2.9)	-
Net foreign exchange gain/(loss)	21.1	23.4	28.8	19.3	(2.3)
Contingent Value Instrument (f)	(26.2)	-	-	-	-
Financial non-recurring (g)	-	17.7	-	-	-
Depreciation non-recurring (h)	-	2.8	-	-	-
Tax effect (i)	(23.5)	(18.2)	(11.3)	(5.2)	(1.6)
Total of add-backs	44.8	72.0	38.7	25.8	1.2
Adjusted Earnings (non-GAAP) (unaudited) (j)	48.2	58.4	59.1	16.9	16.2
Adjusted Earnings per share (in U.S. dollars) (**) (unaudited)	0.65	0.79	0.80	0.23	0.22
Adjusted Earnings attributable to Owners of the parent (non-GAAP) (unaudited)	48.1	55.2	57.2	15.9	15.7
Adjusted Earnings per share attributable to Owners of the parent (in U.S. dollars) (j) (unaudited)	0.65	0.75	0.77	0.21	0.21

(*) We define non-recurring items as items that are limited in number, clearly identifiable, unusual, are unlikely to be repeated in the near future in the ordinary course of business and that have a material impact on the consolidated results of operations. Non-recurring items can be summarized as demonstrated below:
a)	Amortization of acquisition related intangible assets represents the amortization expense of customer base, recorded as intangible assets. This customer base represents the fair value (within the business combination involving the acquisition of control of Atento Group) of the intangible assets arising from service agreements (tacit or explicitly formulated in contracts) with Telefónica Group and with other customers.
b)

Restructuring costs primarily included restructuring activities and other personnel costs that were not related to our core results of operations. Restructuring costs for the year ended December 31, 2016 are compounded of two main concepts: i) investments to lower our variable cost structure, which is mostly labor and ii) investments to drive a more sustainable lower-cost and competitive operating model. Both were direct response to the exceptional and severe adverse macroeconomic conditions in key markets such as Spain, Argentina, Brazil, Mexico and Puerto Rico, which drove significant declines in volume. The restructuring program carried out in 2017 to adjust the indirect costs structure has been finalized in the fourth quarter of 2017. In 2018 we did not have any restructuring costs.
Restructuring costs for the three months and year ended December 31, 2017, primarily relate to the costs to adapt the organization in Argentina and Brazil to the lower level of activities and the investments made in Brazil, Mexico and Spain to implement a lower-cost operating model.

c)	Site relocation costs incurred in the year ended December 31, 2016 include costs associated with our strategic initiative to relocate call centers from tier 1 cities to tier 2 cities in Brazil to achieve efficiencies through lower rental costs, attrition and absenteeism. Site relocation costs incurred for the year ended December 31, 2016 are related to the investments in Brazil, to relocate and consolidate our sites from higher to lower costs locations. This program started in 2014 when 53 percent of our sites were in Tier 2 cities. We have not invested in this program for the three months and year ended December 31, 2017 and 2018 as it was completed in 2016.

d)	Other non-recurring items for three months and year ended December 31, 2016 refer mainly to other costs with the sale of Morocco operation related to the accrual of the reserve in amount of $3.1 million as guarantee to the buyer for potential indemnity related to eventual liability assessed from the period before the sale. Other non-recurring items for three months and year ended December 31, 2017, mainly refer to consulting and other non-recurring costs. In 2018 we did not have any other non-recurring items.
e)	Since April 1, 2015, the Company designated the foreign currency risk on certain of its subsidiaries as net investment hedges using financial instruments as the hedging items. As a consequence, any gain or loss on the hedging instrument, related to the effective portion of the hedge is recognized in other comprehensive income (equity) as from that date. The gains or losses related to the ineffective portion are recognized in the statements of operations and for comparability, and those adjustments are added back to calculate Adjusted Earnings. In 2018 the loss is related to negative mark-to-market adjustments on certain hedge instruments and the amount was reclassified to finance costs.
f)	On November 8, 2016 the CVI nominal value of ARS666.8 million, or $135.6 million, was terminated. As a result, during the fourth quarter we recognized a gain of $41.7 million in “Other gains” representing the principle amount of the CVI.
g)	Financial non-recurring relates to the costs incurred in the debt refinance process occurred in August 2017, which includes: (i) 2020 Senior Secured Notes call premium of $11.1 million and amortization of issuance costs of $4.9 million; (ii) Brazilian debentures due 2019 penalty fee of $0.7 million and remaining balance of the issuance cost of $1.0 million. In 2018 we did not have any non-recurring financial expenses.
h)

Non-recurring depreciation relates to the provision for accelerated depreciation of fixed assets in Puerto Rico and Mexico, due to the natural disasters. In 2018 we did not have any non-recurring depreciation.

i)	The tax effect represents the impact of the taxable adjustments based on tax nominal rate by country. For the year ended December 31, 2016, 2017 and 2018, the effective tax rate after moving non-recurring items was 37.3%, 34.4% and 30.5%, respectively. For the three months ended December 31, 2017 and 2018, the effective tax rate after moving non-recurring items was 36.0% and 31.4%, respectively.
j)

(**) Adjusted Earnings per share is calculated based on the weighted average number of ordinary shares outstanding (that exclude the treasury shares) of 73,909,056 as of December 31, 2016 and 2017 and 73,841,447 for three months ended December 31,2018, respectively.

Financing Arrangements

Net debt with third parties as of December 31, 2016, 2017 and 2018 is as follow:

	As of December 31,
($ in millions, except Net Debt/Adj. EBITDA LTM)	2016	2017	2018

Cash and cash equivalents	194.0	141.8	133.5
Debt:
Senior Secured Notes	303.3	398.3	400.0
Brazilian Debentures	156.6	21.1	14.7
BNDES	71.4	50.4	24.0
Finance Lease Payables	3.6	10.5	5.5
Other Borrowings	-	6.0	15.5
Total Debt	534.9	486.3	459.8
Net Debt with third parties (1) (unaudited)	340.9	344.5	326.2
Adjusted EBITDA LTM (2) (non-GAAP) (unaudited)	221.9	221.0	184.8
Net Debt/Adjusted EBITDA LTM (non-GAAP) (unaudited)	1,6x	1.6x	1.8x

1)         In considering our financial condition, our management analyzes Net debt with third parties, which is defined as total debt less cash and cash equivalents. Net debt with third parties is not a measure defined by IFRS and it has limitations as an analytical tool. Net debt with third parties is neither a measure defined by or presented in accordance with IFRS nor a measure of financial performance, and should not be considered in isolation or as an alternative financial measure determined in accordance with IFRS. Net debt is not necessarily comparable to similarly titled measures used by other companies.

2)         Adjusted EBITDA LTM (Last Twelve Months) is defined as EBITDA adjusted to exclude restructuring costs, site relocation costs and other items not related to our core results of operations.

Consolidated Statements of Operations for the Year Ended December 31, 2016, 2017 and 2018

($ in millions, except percentage changes)	For the year ended December 31,		Change (%)	Change excluding FX (%)	For the year ended December 31,	Change (%)	Change excluding FX (%)
	2016 (*)	2017			2018

Revenue	1,757.5	1,921.3	9.3	5.1	1,818.2	(5.4)	4.3
Other operating income	5.8	16.4	N.M.	N.M.	18.8	14.1	35.5
Other gains and own work capitalized (1)	41.8	0.4	(99.1)	(99.2)	0.2	(51.7)	(46.6)
Operating expenses:
Supplies	(65.6)	(74.9)	14.2	10.1	(70.8)	(5.5)	6.6
Employee benefit expenses	(1,309.9)	(1,429.1)	9.1	5.0	(1,365.2)	(4.5)	5.4
Depreciation	(46.4)	(49.2)	6.1	0.8	(36.6)	(25.7)	(19.8)
Amortization	(50.9)	(55.2)	8.4	3.3	(58.7)	6.3	15.6
Changes in trade provisions	(1.9)	(0.6)	(67.0)	(68.5)	(1.0)	64.3	102.2
Other operating expenses	(214.0)	(236.6)	10.6	5.3	(215.3)	(9.0)	0.5
Total operating expenses	(1,688.7)	(1,845.7)	9.3	5.0	(1,747.6)	(5.3)	4.4
Operating profit	116.4	92.4	(20.6)	(25.4)	89.5	(3.2)	5.9
Finance income (3)	7.2	7.9	9.1	2.5	18.8	139.8	18.2
Finance costs (1)	(59.2)	(78.1)	32.0	28.1	(45.6)	(41.6)	(40.6)
Change in fair value of financial instruments	0.7	0.2	(67.2)	(66.0)	-	(100.0)	(100.0)
Net foreign exchange loss (1)	(56.5)	(23.4)	(58.5)	(61.6)	(28.8)	23.1	43.8
Net finance expense	(107.8)	(93.5)	(13.3)	(17.8)	(55.6)	(40.5)	(25.7)
Profit/(loss) before income tax	8.6	(1.0)	(112.0)	(110.1)	33.9	N.M.	N.M.
Income tax expense	(5.2)	(12.5)	141.0	144.1	(13.4)	7.0	11.9
Profit/(loss) from continuing operations	3.4	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Discontinued operations:
Profit/(loss) from discontinued operations	(3.2)	-	(100.0)	(100.0)	-	N.M.	N.M.
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Profit/(loss) attributable to:
Owners of the parent	0.1	(16.8)	N.M.	N.M.	18.5	N.M.	N.M.
Non-controlling interest	0.1	3.2	N.M.	N.M.	1.9	(39.6)	(26.5)
Profit/(loss) for the year	0.2	(13.6)	N.M.	N.M.	20.5	N.M.	N.M.
Other financial data:
EBITDA (2) (unaudited)	213.7	196.9	(7.9)	(13.0)	184.8	(6.2)	2.2
Adjusted EBITDA (2) (unaudited)	221.9	221.0	(0.4)	(4.7)	184.8	(16.4)	(9.2)

(1) The year ended December 31, 2016 contains the impacts of the CVI termination. The reversal of the principal amount of $41.7 million was recognized in "Other gains and own work capitalized", the interest reversal of $19.9 million was recognized in "Finance costs" and the loss of $35.4 million on the conversion of Argentine pesos to U.S. dollars was recognized in "Net foreign exchange loss".

(2) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(3) The year ended December 31, 2018 contains a positive impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

(*) Exclude discontinued operations - Morocco.
N.M. means not meaningful

Consolidated Statements of Operations for the Three Months Ended December 31, 2017 and 2018

($ in millions, except percentage changes)	For the three months ended December 31,		Change (%)	Change excluding FX (%)
	2017	2018

Revenue	478.3	421.8	(11.8)	4.4
Other operating income	2.6	4.2	64.5	72.2
Other gains and own work capitalized (1)	0.3	0.2	(48.4)	(40.7)
Operating expenses:
Supplies	(19.8)	(16.6)	(16.4)	(2.0)
Employee benefit expenses	(359.1)	(318.9)	(11.2)	6.1
Depreciation	(11.9)	(4.7)	(60.3)	(55.8)
Amortization	(14.1)	(18.8)	33.5	52.8
Changes in trade provisions	(0.6)	(0.6)	1.7	16.7
Other operating expenses	(55.6)	(51.1)	(8.0)	10.0
Total operating expenses	(461.1)	(410.8)	(10.9)	6.0
Operating profit	20.1	15.4	(23.2)	(22.1)
Finance income (2)	1.8	16.7	N.M.	N.M.
Finance costs	(10.1)	(14.7)	45.3	37.6
Change in fair value of financial instruments	2.9	-	(100.0)	(100.0)
Net foreign exchange loss	(19.3)	2.3	N.M.	N.M.
Net finance expense	(24.7)	4.2	N.M.	N.M.
(Loss)/profit before income tax	(4.6)	19.6	N.M.	N.M.
Income tax expense	(4.3)	(4.6)	6.7	22.7
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
(Loss)/profit attributable to:
Owners of the parent	(9.9)	14.6	N.M.	N.M.
Non-controlling interest	1.0	0.5	(49.0)	(40.4)
(Loss)/profit for the period	(8.9)	15.0	N.M.	N.M.
Other financial data:
EBITDA (1) (unaudited)	46.1	39.0	(15.5)	(8.2)
Adjusted EBITDA (1) (unaudited)	55.1	39.0	(29.3)	(24.7)

(1) For the reconciliation of these non-GAAP measures to the closest comparable IFRS measure, see section "Summary Consolidated Historical Financial Information - Reconciliation of EBITDA and Adjusted EBITDA to profit/(loss)".

(2) The year ended December 31, 2018 contains a positive one off impact of $10,7 million due to the application of the IAS 29 Financial Reporting in Hyperinflationary Economies in Argentina. This impact is mainly explained by the effects of monetary correction of the goodwill generated on December 1, 2012 from the acquisition of the Customer Relationship Management (“CRM”) business from Telefónica, S.A;

N.M. means not meaningful

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
ASSETS	2017	2018
NON-CURRENT ASSETS	764,127	716,886

Intangible assets	230,104	211,202
Goodwill	153,144	154,989
Property, plant and equipment	152,195	123,940
Non-current financial assets	90,076	95,531
Trade and other receivables	21,677	19,148
Other non-current financial assets	60,222	65,070
Derivative financial instruments	8,177	11,313
Other taxes receivable	7,282	6,061
Deferred tax assets	131,326	125,163

CURRENT ASSETS	566,178	496,467

Trade and other receivables	410,534	342,075
Trade and other receivables	388,565	315,654
Current income tax receivable	21,969	26,421
Other taxes receivable	12,072	19,975
Other current financial assets	1,810	891
Cash and cash equivalents	141,762	133,526

TOTAL ASSETS	1,330,305	1,213,353

ATENTO S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of December 31, 2017 and 2018
(In thousands of U.S. dollars, unless otherwise indicated)

	December 31,
EQUITY AND LIABILITIES	2017	2018
TOTAL EQUITY	377,839	340,092
EQUITY ATTRIBUTABLE TO:
NON-CONTROLLING INTEREST	9,476	8,541
OWNERS OF THE PARENT COMPANY	368,363	331,551

Share capital	48	49
Reserve for acquisition of non-controlling interest	(23,531)	(23,531)
Share premium	639,435	615,288
Treasury shares	-	(8,178)
Retained losses	(94,535)	(16,325)
Translation differences	(170,063)	(257,122)
Hedge accounting effects	9,594	8,404
Stock-based compensation	7,415	12,966
NON-CURRENT LIABILITIES	582,870	528,869

Deferred tax liabilities	43,942	30,221
Debt with third parties	439,731	408,426
Derivative financial instruments	5,140	682
Provisions and contingencies	61,186	51,174
Non-trade payables	8,094	14,391
Option for the acquisition of non-controlling interest	23,752	20,830
Other taxes payable	1,025	3,145

CURRENT LIABILITIES	369,596	344,392

Debt with third parties	46,560	51,342
Derivative financial instruments	1,212	-
Trade and other payables	302,756	274,000
Trade payables	94,078	76,912
Income tax payables	8,058	10,615
Other taxes payables	86,166	78,511
Other non-trade payables	114,454	107,962
Provisions and contingencies	19,068	19,050
TOTAL EQUITY AND LIABILITIES	1,330,305	1,213,353

Cash Flow:

	For the three months ended December 31,		For the year ended December 31,
($ in millions)	2018	2017	2018	2017

Operating Cash Flow (1)	55.7	57.0	150.4	162.7
Cash Capex (2)	-2.8	-25.0	-41.2	-61.2
Income Tax Paid	-7.8	-5.7	-20.4	-20.6
Free Cash Flow before interest and acquisitions	45.2	26.3	88.8	81.0
Acquisitions	0.0	-1.5	0.0	-29.8
Net Financial Expenses (3)	-4.2	-8.1	-48.8	-27.5
Free Cash Flow (FCF)	41.0	16.7	40.0	23.7

(1)	We define Operating Cash flow as Net Cash flow from/(used in) operating activities (as per 6K) adding back net interest and income tax expenses.
(2)	Does not consider acquisitions
(3)	Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Q1 2018 includes hedge adjustments of negative $3.1 million and withholding taxes of negative $1.6 million, versus hedge adjustments of positive $1.5 million and no withholding taxes in Q1 2017.
(4)	Interest payments related to the 2022 SSN are done every February and August, until Bond maturity in August 2022. Therefore, settlement of hedging instruments will impact Q1 and Q3 Net Financial Expenses cashflow of each year. Q3 2017 includes one-off gains of~$25million from unwinding existing hedge instruments related to the debt refinance process.